                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: February 28, 2009
                                                      Estimated average burden
                                                      hours per response...10.4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                THE BANK HOLDINGS
                                -----------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    88331E104
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [ ] Rule 13d-1(c)

       [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO.     88331E104
--------------------------------------------------------------------------------
 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         The Devere E. Barker Bank Stock Trust
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)         [ ]
         (b)         [ ]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Citizenship or Place of Organization.

         Nevada

--------------------------------------------------------------------------------

    Number of Shares    5  Sole Voting Power*
   Beneficially Owned
   by Each Reporting
      Person With:               301,141
                        --------------------------------------------------------
                        6  Shared Voting Power

                                 0
                        --------------------------------------------------------
                        7  Sole Dispositive Power

                                 301,141
                        --------------------------------------------------------

                        8  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by Each Reporting Person

          301,141
--------------------------------------------------------------------------------
 10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                  [ ]

         Not applicable.
--------------------------------------------------------------------------------
 11      Percent of Class Represented by Amount in Row (9)**

         5.4%
--------------------------------------------------------------------------------
 12      Type of Reporting Person (See Instructions)

         OO (Trust)
--------------------------------------------------------------------------------


* All share numbers and ownership percentages reported herein are as of February 7, 2007.

** All ownership percentages reported herein are based on 5,552,972 shares of Common Stock issued and outstanding as of January 31, 2007, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, which was filed with the Securities Exchange Commission on January 31, 2007.

CUSIP NO.     88331E104

--------------------------------------------------------------------------------
 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         The Jeffrey F. Barker Bank Stock Trust
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)         [ ]
         (b)         [ ]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Citizenship or Place of Organization.

         Nevada
--------------------------------------------------------------------------------
    Number of Shares    5  Sole Voting Power*
   Beneficially Owned
    by Each Reporting
      Person With:               339,084
                        --------------------------------------------------------
                        6  Shared Voting Power

                                 0
                        --------------------------------------------------------
                        7  Sole Dispositive Power

                                 339,084
                        --------------------------------------------------------
                        8  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by Each Reporting Person

         339,084
--------------------------------------------------------------------------------
 10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                  [ ]

         Not applicable.
--------------------------------------------------------------------------------
 11      Percent of Class Represented by Amount in Row (9)**

         6.1%
--------------------------------------------------------------------------------
 12      Type of Reporting Person (See Instructions)

         OO (Trust)
--------------------------------------------------------------------------------


* All share numbers and ownership percentages reported herein are as of February 7, 2007.

** All ownership percentages reported herein are based on 5,552,972 shares of Common Stock issued and outstanding as of January 31, 2007, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, which was filed with the Securities Exchange Commission on January 31, 2007.

ITEM 1.

(a)      Name of Issuer

         The Bank Holdings

(b)      Address of Issuer's Principal Executive Offices

         9990 Double R Boulevard, Reno, Nevada 89521

ITEM 2.

(a)      Name of Person Filing

         The Devere E. Barker Bank Stock Trust
         The Jeffrey F. Barker Bank Stock Trust


(b)      Address of Principal Business Office or, if none, Residence

         The Devere E. Barker Bank Stock Trust
         5945 Los Altos Parkway, Suite 101
         Sparks, NV 89436

         The Jeffrey F. Barker Bank Stock Trust
         5945 Los Altos Parkway, Suite 101
         Sparks, NV 89436

(c)      Citizenship

         The Devere E. Barker Bank Stock Trust is a revocable grantor trust formed under the laws of the State of Nevada. The Jeffrey F. Barker Bank Stock Trust is a revocable grantor trust formed under the laws of the State of Nevada.

(d)      Title of Class of Securities

         Common Stock, par value $0.01 per share (the "Common Stock")

(e)      CUSIP Number

              88331E104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable

(a)      [ ]     Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

(b)      [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]     Insurance Company as defined in Section 3(a)(19) of the Act

(d)      [ ]     Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C 80a-8).

(e)      [ ]     An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

(f)      [ ]     An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

(g)      [ ]     A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

(h)      [ ]     A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [ ]     A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

(a)      Amount Beneficially Owned:

         640,225

(b)      Percent of Class:

         11.5%

The information regarding ownership for each reporting person as set forth in Items 5-9 and 11 of pages 2 and 3 above is hereby incorporated by reference.

The Jeffrey F. Barker Bank Stock Trust and its co-trustees, Jeffrey F. Barker and Debra A. Barker, expressly disclaim beneficial ownership of the shares owned by The Devere E. Barker Bank Stock Trust. The Devere E. Barker Bank Stock Trust and its co-trustees, Devere E. Barker and Marion A. Barker, expressly disclaim beneficial ownership of the shares owned by The Jeffrey F. Barker Bank Stock Trust. This filing shall not be construed as an admission that The Jeffrey F. Barker Bank Stock Trust or The Devere E. Barker Bank Stock Trust are, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owners of any such shares of Common Stock held by The Devere E. Barker Bank Stock Trust or The Jeffrey F. Barker Bank Stock Trust, respectively.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

In lieu of a separate exhibit, please see each Item 2(a) above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATIONS:

Not Applicable

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        The Devere E. Barker Bank Stock Trust



Date:  February 7, 2007                 By:  /s/ Devere E. Barker
                                            -----------------------------------
                                             Name: Devere E. Barker
                                             Title: Co-Trustee


                                        The Jeffrey F. Barker Bank Stock Trust



Date:  February 7, 2007                 By:  /s/ Jeffrey F. Barker
                                            -----------------------------------
                                             Name: Jeffrey F. Barker
                                             Title: Co-Trustee

                                                                       Exhibit 1
                       EXHIBIT A: JOINT FILING AGREEMENT

                                February 7, 2007

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Bank Holdings, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the undersigned filers upon seven days prior written notice or such lesser period of notice as the undersigned filers may mutually agree.


           [Remainder of this page has been left intentionally blank.]

                                 SIGNATURE PAGE

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.


                                       The Devere E. Barker Bank Stock Trust



                                       By:  /s/ Devere E. Barker
                                            ---------------------------------
                                            Name: Devere E. Barker
                                            Title: Co-Trustee


                                       The Jeffrey F. Barker Bank Stock Trust



                                       By:  /s/ Jeffrey F. Barker
                                            ----------------------------------
                                            Name: Jeffrey F. Barker
                                            Title: Co-Trustee